Exhibit 99.9

SHAW COMMUNICATIONS INC.

as Issuer

and

COMPUTERSHARE TRUST COMPANY OF CANADA

as Indenture Trustee

TWELFTH SERIES SUPPLEMENT

Dated as of December 9, 2019

Supplementing the Amended and Restated Trust Indenture dated as of November 5, 2010 between Shaw Communications Inc., as Issuer, and Computershare Trust Company of Canada, as Indenture Trustee, and providing for the issue of 3.30% Senior Notes due 2029 in the aggregate principal amount of $500,000,000

TABLE OF CONTENTS

Page

ARTICLE 1 INTERPRETATION		1

1.1.	To be Read with Indenture; Governing Law	1
1.2.	Definitions	2
1.3.	Conflict Between Series Supplement and Indenture	6
1.4.	Non-Business Day	6
1.5.	Interpretation Provisions in Indenture	7
1.6.	Changes in GAAP	7
1.7.	Exhibits	7

ARTICLE 2 DEBT SECURITIES AND PRINCIPAL TERMS		8

2.1.	Creation and Designation	8
2.2.	Limitation on Aggregate Principal Amount	8
2.3.	Currency	8
2.4.	Denominations	8
2.5.	Date and Maturity	8
2.6.	Interest	8
2.7.	Redemption and Purchase	9
2.8.	Repurchase upon Change of Control Triggering Event	10
2.9.	Sinking Fund	11
2.10.	Defeasance	11
2.11.	Form and Certification	11
2.12.	Identification	12

ARTICLE 3 MISCELLANEOUS PROVISIONS		12

3.1.	Confirmation of Indenture	12
3.2.	Acceptance of Trusts	12
3.3.	Foreign Issuer Status	12
3.4.	Counterparts and Formal Date	12

EXHIBIT A TO TWELFTH SERIES SUPPLEMENT

THIS IS THE TWELFTH SERIES SUPPLEMENT DATED AS OF DECEMBER 9, 2019

BETWEEN:

SHAW COMMUNICATIONS INC., in its capacity as Issuer

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company under the laws of Canada, in its capacity as Indenture Trustee

WHEREAS the Issuer and the Indenture Trustee entered into a trust indenture dated as of February 26, 2007 (the “Original Indenture”);

AND WHEREAS the Issuer and the Indenture Trustee have entered into an amended and restated trust indenture dated as of November 5, 2010 (the “Indenture”) which amends and restates the Original Indenture;

AND WHEREAS pursuant to Section 2.2 of the Indenture, the Issuer may from time to time create and issue one or more new Series of Debt Securities, subject to the satisfaction of certain conditions set forth in the Indenture and in the related Series Supplement;

AND WHEREAS the Principal Terms of any new Series of Debt Securities are to be set forth in a Series Supplement, which supplements the Indenture in relation to such Series;

AND WHEREAS this Series Supplement relates to the Series of Debt Securities to be designated as 3.30% Senior Notes due 2029 (the “Twelfth Series Supplement” or this “Series Supplement”, as the case may be) and the Issuer and the Indenture Trustee are entering into this Series Supplement in order to establish the Principal Terms of such Series and to provide for the issuance of such Series.

NOW THEREFORE THIS SERIES SUPPLEMENT WITNESSES and it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1.	To be Read with Indenture; Governing Law

This Series Supplement is supplemental to the Indenture, and the Indenture and this Series Supplement shall hereafter be read together and shall have effect, so far as practicable, with respect to the 3.30% Senior Notes due 2029 as if all the provisions of the Indenture and this Series Supplement were contained in one instrument, which instrument shall be governed by and construed in accordance with the laws of the Province of Alberta, and the laws of Canada applicable in such Province. The parties hereto expressly request and require that this document be drawn up in English. Les parties aux présentes conviennent et exigent que cette entente et tous les documents qui s’y rattachent soient rédigés en anglais.

1.2.	Definitions

(1)
Subject to Section 1.2(3) and as set forth in this Section 1.2(1), all terms defined in the Indenture and used but not defined in this Series Supplement shall have the meanings specified in the Indenture, except that for purposes of the Notes (a) the definition of “Capital Lease Obligation” shall be deemed to be deleted from the Indenture and (b) the definitions of “Debt”, “Lien”, “Permitted Lien” and “Purchase Money Obligations” are deemed to be replaced with the following:

“Debt” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) the maximum fixed redemption or repurchase price of Disqualified Stock of such Person at the time of determination, (vi) every payment obligation under interest rate or currency protection agreements of such Person, payment of which could not be considered as interest in accordance with Canadian GAAP and (vii) every obligation of the type referred to in clauses (i) through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or for which such Person is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise; but shall exclude for all purposes any lease liability of such Person.

“Lien” means, with respect to any properties or assets, any mortgage or deed of trust, pledge, hypothecation, assignment for security, deposit arrangement, security interest, lien, charge or other security agreement or encumbrance of any kind or nature whatsoever on or with respect to such properties or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing but excluding for all purposes the reversionary or similar interest of a lessor in the property subject to the relevant lease).

“Permitted Liens” of any Person at any particular time means:

(i)	Liens existing on the date of the Indenture;

(ii)	any Lien in favour of a Governmental Authority in connection with the operations of such Person or any Subsidiary of such Person and not in respect of the financing thereof;

(iii)	Liens in favour of such Person or a Wholly-Owned Subsidiary of such Person (but only so long as it is a Wholly-Owned Subsidiary of such Person);

(iv)
any Lien in respect of any Purchase Money Obligation, but only to the extent that such Lien does not extend to any property other than the property acquired, constructed or improved in connection with the creation, assumption or incurrence of such Purchase Money Obligation and the proceeds of such property;

(v)	Liens on property or assets existing at the time of acquisition thereof by such Person, provided that such Liens were not incurred in anticipation of such acquisition;

(vi)
Liens on property or assets of a Person existing at the time it becomes a Subsidiary of such Person, or is liquidated or merged into, or amalgamated or consolidated with, such Person or a Subsidiary of such Person or at the time of the sale, lease or other disposition to such Person or a Subsidiary of such Person of all or substantially all of its properties and assets;

(vii)
any renewal, refunding or extension of any Lien referred to in the foregoing clauses (i) through (vi), inclusive; provided that the principal amount of indebtedness secured thereby after such renewal, refunding or extension is not increased and the Lien is limited to the property or assets originally subject thereto and any improvements thereon;

(viii)
Liens securing Debt permitted to be incurred under Section 5.2(c)(vii) of the Indenture; provided that any such Lien is limited to the property or assets of the Subsidiary incurring or issuing such Debt and the shares in the capital of, or other ownership interests in, such Subsidiary;

(ix)	[Intentionally Deleted];

(x)
Liens securing Non-Recourse Debt, the principal amount of which is exchangeable for the securities of or ownership interests in another Person; provided that any such Lien extends to or covers only such securities or ownership interests and the proceeds thereof underlying such Non-Recourse Debt; and

(xi)
Liens securing indebtedness not secured by Liens referred to in the foregoing clauses (i) through (x) inclusive, in an aggregate principal amount, together with the Attributable Value of any Sale and Leaseback Transactions entered into pursuant to Section 5.2(b)(i) of the Indenture and any Debt or Preferred Stock incurred or issued pursuant to Section 5.2(c)(i) of the Indenture, not to exceed, as of the date of determination, 15% of Consolidated Net Tangible Assets.

“Purchase Money Obligations” means any monetary obligations created, assumed or incurred prior to, at any time of, or within 12 months after, the acquisition, construction or improvement of any real or tangible personal property in the ordinary course of business for the purpose of financing all or any part of the cost of such acquisition, construction or improvement.

(2)	In addition, when used in this Series Supplement, the following terms shall have the following meanings:

“Canada Yield Price” means in respect of any redemption of the Notes, a price, as determined by the Independent Investment Banker, equal to the price of the Notes necessary to provide a yield from the Redemption Date to but excluding September 10, 2029 equal to the Government of Canada Yield, compounded semi-annually (assuming a 365 day year) in arrears plus 0.435% (43.5 basis points), calculated in accordance with generally accepted financial practice in Canada.

“Change of Control” means the occurrence of any one of the following: (a) the direct or indirect sale, transfer or other disposition (other than by way of consolidation, amalgamation, arrangement, merger or issue of voting shares), in one or a series of related transactions, of all or substantially all of the property and assets of the Issuer and its subsidiaries, taken as a whole, to any Person or group of Persons acting jointly or in concert for purposes of such transaction (other than to the Issuer or its subsidiaries); (b) the consummation of any transaction or series of transactions including, without limitation, any consolidation, amalgamation, arrangement, merger or issue of voting shares, the result of which is that any Person or group of Persons acting jointly or in concert for purposes of such transaction (other than one or more members of the Shaw Family Group) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the Issuer, measured by voting power rather than number of shares (but shall not include the creation of a holding corporation or similar transaction that does not involve a change in the beneficial ownership of the Issuer); or (c) the consummation of any transaction or series of transactions including, without limitation, any consolidation, amalgamation, arrangement, merger or issue of securities, the result of which is that any Person or group of Persons acting jointly or in concert for purposes of such transaction (other than one or more members of the Shaw Family Group) has elected to the board of directors of the Issuer such number of its or their nominees so that such nominees so elected shall constitute a majority of the number of the directors comprising the board of directors of the Issuer; provided that, to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clauses (a), (b) or (c) above to become effective under applicable law and such approvals have not been received before such transactions or circumstances have occurred, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“DBRS” shall mean DBRS Limited, or any successor to the rating agency business thereof provided such successor is a “designated rating organization” within the meaning of NI 41-101.

“Government of Canada Yield” means, with respect to any Redemption Date, the arithmetic average, as determined by the Independent Investment Banker, of the yield to maturity on the third Business Day preceding the Redemption Date, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued, in Canadian Dollars in Canada, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term to September 10, 2029 from such day as quoted by the Independent Investment Banker at 5:00 p.m. on such day.

“Independent Investment Banker” means TD Securities Inc. or its successors; provided, however, that if it shall cease to be a primary Canadian Government securities dealer in Toronto, Ontario, the Issuer shall substitute for it another primary Canadian Government securities dealer in Toronto, Ontario.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P or BBB (low) (or the equivalent) by DBRS, or the equivalent investment grade credit rating from any other Specified Rating Agency.

“Moody’s” shall mean Moody’s Investors Service, Inc., or any successor to the rating agency business thereof provided such successor is a “designated rating organization” within the meaning of NI 41-101.

“NI 41-101” means National Instrument 41-101 of the Canadian Securities Administrators, as the same may be amended, restated, re-enacted or replaced from time to time.

“Notes” shall have the meaning specified in Section 2.1 of this Series Supplement.

“Rating Date” means the date which is 90 days prior to the earlier of (i) a Change of Control and (ii) public notice of the occurrence of a Change of Control or of the Issuer’s intention or agreement to effect a Change of Control.

“Rating Event” means (i) in the event the Notes are assigned an Investment Grade Rating by at least two of the three Specified Rating Agencies on the Rating Date, the rating of the Notes by at least two of the three Specified Rating Agencies being below an Investment Grade Rating; or (ii) in the event the Notes are not rated an Investment Grade Rating by at least two of the three Specified Rating Agencies on the Rating Date, the rating of the Notes by at least two of the three Specified Rating Agencies being decreased by one or more gradations (including gradations within rating categories as well as between rating categories), in each case on any day within the 60-day period (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Specified Rating Agencies) after the earlier of (a) the occurrence of a Change of Control and (b) public notice of the occurrence of a Change of Control or of the Issuer’s intention or agreement to effect a Change of Control.

“S&P” shall mean S&P Global Ratings, acting through Standard & Poor’s Ratings Services (Canada), a business unit of S&P Global Canada Corp., or any successor to the rating agency business thereof provided such successor is a “designated rating organization” within the meaning of NI 41-101.

“Shaw Family Group” means JR Shaw, his spouse and issue (whether natural-born or legally adopted) and spouses thereof and their issue (whether natural-born or legally adopted) and corporations controlled by any one or more of the foregoing or trusts of which any one or more of the foregoing are the principal beneficiaries; provided that in the case of a trust, the Shaw Family Group will only be deemed to control that proportion of the voting shares held by such trust that it is reasonable to regard as being held, directly or indirectly, for the benefit of one or more of the foregoing individuals.

“Specified Rating Agencies” means each of Moody’s, S&P and DBRS as long as, in each case, it has not ceased to rate the Notes or failed to make a rating of the Notes publicly available for reasons outside of the Issuer’s control; provided that if one or more of Moody’s, S&P or DBRS ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Issuer’s control, the Issuer may select any other “designated rating organization” within the meaning of NI 41-101 as a replacement agency for such one or more of them, as the case may be and provided further that the Issuer shall maintain a rating with at least two Specified Rating Agencies at all times.

(3)
For purposes of interpreting or construing the Principal Terms of the Notes, words or phrases which are defined in the Indenture in capitalized form but which are used (or grammatical variations of which are used) in this Series Supplement without being capitalized shall be interpreted and construed without any reference whatever to the meanings ascribed to the capitalized form thereof by the Indenture.

1.3.	Conflict Between Series Supplement and Indenture

If any term or provision contained in this Series Supplement shall conflict or be inconsistent with any term or provision of the Indenture, the terms and provisions of this Series Supplement shall govern; provided, however, that the terms and provisions of this Series Supplement may modify or amend the terms of the Indenture solely as applied to the Notes.

1.4.	Non-Business Day

Notwithstanding Section 1.07 or any other provision under the Indenture, if any Interest Payment Date or date of Maturity is not a Business Day, any payment required to be made on such date will be made on the next Business Day, and the Holders of such Notes shall not be entitled to any further interest or other payment in respect of such delay.

1.5.	Interpretation Provisions in Indenture

This Series Supplement shall, unless the context otherwise requires, be subject to the interpretation provisions contained in Article One of the Indenture.

1.6.	Changes in GAAP

(1)
If, after the date hereof, (i) there occurs a material change in Canadian GAAP or (ii) the Issuer, as permitted by Canadian GAAP, adopts a material change in an accounting policy in order to more appropriately present events or transactions in its financial statements, and, in each case, such change would require disclosure in the financial statements of the Issuer and would cause an amount required to be determined for the purposes of any of the financial calculations or financial terms under the Indenture and/or this Series Supplement (each a “Financial Term”) to be materially different than the amount that would be determined without giving effect to such change, the Issuer shall notify the Trustee of such change (an “Accounting Change”). Such notice (an “Accounting Change Notice”) shall describe the nature of the Accounting Change, its effect on the Issuer’s current and immediately prior year’s financial statements in accordance with Canadian GAAP and state whether the Issuer desires to revise the method of calculating the applicable Financial Term (including the revision of any of the defined terms used in the determination of such Financial Term) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Term will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Term. The Accounting Change Notice shall be delivered to the Trustee within 90 days of the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 120 days of the end of such period. Promptly after receipt from the Issuer of an Accounting Change Notice the Trustee shall deliver to each Holder a copy of such notice.

(2)
If the Issuer so indicates that it wishes to revise the method of calculating the Financial Term, the Issuer shall in good faith provide to the Trustee the revised method of calculating the Financial Term within 90 days of the Accounting Change Notice and such revised method shall take effect from the date of the Accounting Change Notice. For certainty, if no notice of a desire to revise the method of calculating the Financial Term in respect of an Accounting Change is given by the Issuer within the applicable time period described in this Section 1.6, the method of calculating the Financial Term shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Financial Term shall be determined after giving effect to such Accounting Change.

1.7.	Exhibits

Exhibit A to the Twelfth Series Supplement attached hereto forms part of this Series Supplement.

ARTICLE 2
DEBT SECURITIES AND PRINCIPAL TERMS

2.1.	Creation and Designation

The Issuer is hereby authorized to issue under the Indenture a Series of Debt Securities designated “3.30% Senior Notes due 2029” (the “Notes”) having the terms set forth in this Article Two.

2.2.	Limitation on Aggregate Principal Amount

The aggregate principal amount of the Notes that may be issued (except for Notes issued upon registration or transfer of, or in exchange for, or in lieu of, other Notes) shall be initially limited to $500,000,000. The Issuer may, from time to time, without the consent of any existing Holders of the Notes, create and issue additional Notes hereunder having the same terms and conditions as the Notes in all respects, except for the issue date, issue price and first payment of interest thereon. Additional Notes so created and issued will be consolidated with and form a single Series with the Notes.

2.3.	Currency

The Notes shall be denominated in, and all principal of, and premium, interest and other amounts on the Notes shall be payable in, Canadian Dollars. Unless expressly provided to the contrary in this Series Supplement, all amounts expressed in this Series Supplement and in each Note in terms of money refer to Canadian Dollars.

2.4.	Denominations

The Notes shall be denominated in integral multiples of $1,000.

2.5.	Date and Maturity

The Series Issuance Date for the Notes shall be December 9, 2019 and the entire principal amount of the Notes shall become due and payable, together with any accrued and unpaid interest on the Notes, on December 10, 2029 (the “Stated Maturity”).

2.6.	Interest

(1)
Interest shall be paid in arrears, in equal semi-annual instalments (other than in respect to the Interest Payment Date on June 10, 2020), on the Interest Payment Dates and the Stated Maturity of the Notes, which interest shall accrue from and including the Series Issuance Date or, if interest has already been paid, from and including the most recent Interest Payment Date to which interest has been paid at the rate of 3.30% per annum on the aggregate unpaid principal amount of each Note, to but excluding the date of payment and, to the extent permitted by Applicable Law, interest shall be paid on any overdue interest accruing but not paid on an Interest Payment Date at the rate of 3.30% per annum, after as well as before maturity, default and judgement, from the Interest Payment Date on which such overdue interest becomes payable to the date payment of such interest has been made.

(2)	For any interim period, interest on the Notes shall be computed on the basis of a 365-day year and the number of days elapsed in the period.

(3)	The Interest Payment Dates for the Notes shall be June 10 and December 10 in each year beginning June 10, 2020.

(4)	The Regular Interest Record Dates for the Notes shall be May 27 and November 26 in each year (whether or not a Business Day).

2.7.	Redemption and Purchase

(1)
The Notes may be redeemed, in whole or in part at any time and from time to time, at the election of the Issuer for a Redemption Price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed or (b) the Canada Yield Price, plus, in each case, accrued and unpaid interest on the outstanding principal amount of each Note called for redemption to but excluding the Redemption Date. In addition, the Notes may be redeemed, in whole or in part, at the election of the Issuer, after September 10, 2029, at a Redemption Price equal to 100% of the principal amount thereof, plus accrued and unpaid interest on the outstanding principal amount of each Note called for redemption to but excluding the Redemption Date. The Notes will not be subject to redemption at the election of the Holders of the Notes.

(2)
In addition, in lieu of redemption as provided in Section 3.2 of the Indenture, the Notes will be subject to redemption, in whole but not in part, at the option of the Issuer at any time, at a Redemption Price equal to 100% of the outstanding principal amount thereof together with accrued and unpaid interest to but excluding the Redemption Date upon the giving of a notice as described below, if (a) the Issuer determines that (i) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in or amendment to official position of such taxing authority regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Series Issuance Date, the Issuer has or will become obligated to pay, on the next succeeding Interest Payment Date, Additional Amounts or (ii) on or after the Series Issuance Date, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in clause (i) above, whether or not such action was taken or decision was rendered with respect to the Issuer, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Issuer of legal counsel of recognized standing, will result in an obligation to pay, on the next succeeding Interest Payment Date, Additional Amounts with respect to any Notes and (b) in any such case the Issuer in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to the Issuer; provided however, that (x) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Issuer would be obligated to pay such Additional Amounts and (y) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.

(3)
In the event that the Issuer elects to redeem the Notes pursuant to the provisions set forth in the preceding Section 2.7(2), the Issuer shall deliver to the Indenture Trustee a Certificate of the Issuer stating that the Issuer is entitled to redeem the Notes pursuant to their terms.

(4)
Notice of intention to redeem the Notes will (a) be given not more than 60 nor less than 10 days prior to the date fixed for redemption to each Holder, (b) will specify the date fixed for redemption and (c) may, at the Issuer’s discretion, be subject to one or more conditions (and such notice may be revoked if any such conditions are not satisfied). For greater certainty (and notwithstanding anything to the contrary contained in the Indenture), if a notice of redemption is revoked pursuant to clause (c) of the previous sentence, the Issuer will not be required to redeem the Notes that were subject to such notice, such redemption will be deemed to be cancelled and the applicable Redemption Date will be deemed not to occur.

2.8.	Repurchase upon Change of Control Triggering Event

(1)
If a Change of Control Triggering Event occurs, unless the Issuer has exercised the redemption right set out in Section 2.7(1) in respect of all of the Notes, the Issuer will be required to make an offer to repurchase all or, at the option of the Holder, any part (equal to $1,000 or an integral multiple thereof) of each Holder’s Notes pursuant to the offer described in this Section 2.8 (the “Change of Control Offer”) on the terms set forth herein. In the Change of Control Offer, the Issuer will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased together with accrued and unpaid interest on the Notes to but excluding the date of purchase (the “Change of Control Payment”).

(2)
Within 30 days following any Change of Control Triggering Event, the Issuer will give written notice to Holders describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is given (the “Change of Control Payment Date”). The Issuer must comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions hereof governing the requirement to make or the method of making a Change of Control Offer conflict with any such applicable securities laws or regulations, the Issuer will be required to comply with such laws and regulations and will not be deemed to have breached such provisions hereof by virtue of compliance with such laws and regulations.

(3)	On the Change of Control Payment Date, the Issuer will:

(a)	accept for payment all Notes or portions of such Notes properly tendered pursuant to the Change of Control Offer;

(b)	deposit with the Indenture Trustee an amount of money sufficient to pay the Change of Control Payment in respect of all Notes or portions of such Notes properly tendered; and

(c)
deliver or cause to be delivered to the Indenture Trustee the Notes properly accepted, together with an Officer’s Certificate stating the aggregate principal amount of such Notes or portions of such Notes being purchased by the Issuer.

(4)
The Indenture Trustee will promptly mail to each Holder of properly tendered Notes the Change of Control Payment for such Notes, and in the case of Notes purchased only in part, the Issuer shall execute and the Indenture Trustee will promptly certify and mail (or cause to be transferred by book-entry) to each such Holder, without charge, a new Note equal in principal amount to the unpurchased portion of any such Note surrendered; provided that each new Note will be in a principal amount of $1,000 and integral multiples thereof.

(5)
The Issuer will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer substantially in the manner, at the times and in compliance with the requirements for a Change of Control Offer (and for at least the same purchase price payable in cash) and such third party purchases all Notes properly tendered and not withdrawn under its offer.

2.9.	Sinking Fund

The Notes will not be subject to repurchase or redemption pursuant to any sinking fund.

2.10.	Defeasance

The Notes will be subject to Defeasance and Covenant Defeasance as described in the Indenture.

2.11.	Form and Certification

(1)
The Notes shall be (a) in registered form only, (b) issued as one or more Global Debt Securities held by, or on behalf of, the Depositary in accordance with Section 2.17 of the Indenture, (c) registered in the name of the Depositary or its nominee as provided for in Section 2.17 of the Indenture, and (d) substantially in the form set forth in Exhibit A to this Series Supplement, subject to any modifications as may be reasonably required from time to time by the Depositary and which are not prejudicial to the beneficial holders of the Notes.

(2)	The form of certification of the Notes by the Indenture Trustee shall be substantially in the form of the Indenture Trustee’s Certificate set forth in Exhibit A to this Series Supplement.

2.12.	Identification

For the purpose of this Series Supplement and the Notes:

(a)	the Depositary shall be CDS;

(b)	the Registrar, Paying Agent and Transfer Agent shall be the Indenture Trustee; and

(c)	the Place of Payment shall be Calgary, Alberta.

ARTICLE 3
MISCELLANEOUS PROVISIONS

3.1.	Confirmation of Indenture

The Indenture, as amended and supplemented by this Series Supplement, is in all respects confirmed.

3.2.	Acceptance of Trusts

The Indenture Trustee hereby accepts the trusts in this Series Supplement declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

3.3.	Foreign Issuer Status

The Issuer covenants that, in the event that it shall begin, or cease, to file as a “Foreign Issuer” with the U.S. Securities and Exchange Commission, the Issuer shall promptly deliver to the Indenture Trustee an officers’ certificate (in a form provided by the Indenture Trustee) certifying such “reporting issuer” status and other information as the Indenture Trustee may require at such time.

3.4.	Counterparts and Formal Date

This Series Supplement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set forth on the first page of this Series Supplement.

IN WITNESS OF WHICH the Issuer and the Indenture Trustee have caused this Series Supplement to be duly executed by their duly authorized officers as of the date specified on the first page of this Series Supplement.

COMPUTERSHARE TRUST COMPANY OF CANADA			SHAW COMMUNICATIONS INC.

By:		“Wande Oshile”	By:		“Trevor English”
	Name:	Wande Oshile		Name:	Trevor English
	Title:	Corporate Trust Officer		Title:	Executive Vice President, Chief Financial & Corporate Development Officer

By:		“Angela Fletcher”	By:		“Peter A. Johnson”
	Name:	Angela Fletcher		Name:	Peter A. Johnson
	Title:	Corporate Trust Officer		Title:	Executive Vice President & Chief Legal and Regulatory Officer

[Twelfth Supplemental Indenture]

EXHIBIT A TO TWELFTH SERIES SUPPLEMENT

[Insert if applicable: Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Shaw Communications Inc. (the “Issuer”) or its agent for registration of transfer, exchange, or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO. or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.]

[Insert if applicable: This Note is a Global Debt Security within the meaning of the Indenture hereinafter referred to and is registered in the name of CDS or a nominee of CDS. This Note is exchangeable for Notes registered in the name of a Person other than CDS or its nominee only in the limited circumstances described in the Indenture, and no transfer of this Note (other than a transfer of Note as a whole by CDS to a nominee of CDS or by a nominee of CDS to CDS or another nominee of CDS) may be registered except in limited circumstances.]

[Insert if applicable: Except as otherwise provided in the Indenture, this Note may be transferred, in whole but not in part, only to another nominee of the Depositary for the 3.30% Senior Notes due 2029 or to a successor Depositary or to a nominee of such successor Depositary.]

SHAW COMMUNICATIONS INC.

No. ●	$●

CUSIP 82028KAZ4

ISIN No. CA82028KAZ45

3.30% Senior Notes due 2029

Shaw Communications Inc. (the “Issuer”) for value received hereby acknowledges itself indebted and promises to pay to the Holder hereof on presentation and surrender of this Note at the office of Computershare Trust Company of Canada (the “Paying Agent”, which term shall include its successors) in Calgary, Alberta (or in such other city or cities as may from time to time be designated by the Issuer), the principal amount of [●] Million dollars in lawful money of Canada ($[●]), and to pay interest in arrears, in equal semi-annual instalments, on June 10 and December 10 (the “Interest Payment Dates”) beginning June 10, 2020 and at maturity, which interest shall accrue from and including December 9, 2019 or, if interest has already been paid, from and including the most recent Interest Payment Date on which interest has been paid at the rate of 3.30% per annum on the aggregate unpaid principal amount hereof, to but excluding the date of payment and, to the extent permitted by applicable law, to pay interest on any overdue interest accruing but not paid on an Interest Payment Date at the rate of 3.30% per annum, after as well as before maturity, default and judgement as more particularly specified in the Indenture, from the Interest Payment Date on which such overdue interest becomes payable to the date payment of such interest has been made. For any interim period, interest on this Note shall be computed on the basis of a 365-day year and the number of days elapsed in the period.

The interest so payable on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Note is registered at the close of business on the Regular Interest Record Date for such interest which shall be May 27 or November 26 (whether or not a Business Day) next preceding such Interest Payment Date.

The outstanding principal amount of this Note is payable in one instalment on December 10, 2029.

This Note is one of a duly authorized Series of Debt Securities designated as 3.30% Senior Notes due 2029 (the “Notes”) issued under an amended and restated trust indenture dated as of November 5, 2010, as supplemented by a Twelfth Series Supplement dated as of December 9, 2019, in each case between the Issuer and Computershare Trust Company of Canada (the “Indenture Trustee”, which term shall include its successors as indenture trustee under such trust indenture) (collectively, as further amended or supplemented, the “Indenture”). Reference is hereby made to the Indenture as to the nature and extent of the rights of the Holders of the Debt Securities of this Series, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the Holder of this Note by acceptance hereof assents. All capitalized terms used but not defined herein have the meanings specified in the Indenture.

Each Debt Security of this Series, including this Note, may be redeemed by the Issuer in whole or in part at any time and from time to time upon not less than 10 days and not more than 60 days’ notice to the Holder hereof in accordance with the Indenture at a Redemption Price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed or (b) the Canada Yield Price, plus, in each case, accrued and unpaid interest hereon to but excluding the Redemption Date. In addition, each Debt Security of this Series, including this Note, may be redeemed by the Issuer, in whole or in part, after September 10, 2029 at a Redemption Price equal to 100% of the principal amount hereof, plus accrued and unpaid interest hereon to but excluding the Redemption Date. “Canada Yield Price” means in respect of any redemption of the Notes, a price, as determined by the Independent Investment Banker, equal to the price of the Notes necessary to provide a yield from the Redemption Date to but excluding September 10, 2029 equal to the Government of Canada Yield, compounded semi-annually (assuming a 365 day year) in arrears, plus 43.5 basis points, calculated in accordance with generally accepted financial practice in Canada. “Government of Canada Yield” means with respect to any Redemption Date, the arithmetic average, as determined by the Independent Investment Banker, of the yield to maturity on the third Business Day preceding the Redemption Date, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued, in Canadian Dollars in Canada, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term to September 10, 2029 from such day as quoted by the Independent Investment Banker at 5:00 p.m. on such day.

In the case of any redemption of less than all of the Notes, the Notes to be redeemed will be selected by the Indenture Trustee on a pro rata basis or by such other method (which may include random selection by computer) as the Indenture Trustee may deem appropriate.

In addition, the Notes will be subject to redemption, in whole but not in part, at any time at the election of the Issuer, at a Redemption Price equal to 100% of the outstanding principal amount thereof together with accrued and unpaid interest to but excluding the Redemption Date, upon the giving of a notice described in the second preceding paragraph if (a) the Issuer determines that (i) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position of such taxing authority regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Series Issuance Date, the Issuer has or will become obligated to pay, on the next succeeding Interest Payment Date, Additional Amounts or (ii) on or after the Series Issuance Date, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in clause (i) above, whether or not such action was taken or decision was rendered with respect to the Issuer, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Issuer of legal counsel of recognized standing, will result in an obligation to pay, on the next succeeding Interest Payment Date, Additional Amounts with respect to any Notes and (b) in any such case the Issuer in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to the Issuer; provided however, that (x) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Issuer would be obligated to pay such Additional Amounts and (y) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Issuer with respect to the Notes and (b) certain restrictive covenants and the related Events of Default, upon compliance by the Issuer with certain conditions set forth therein, which provisions apply to this Note.

The outstanding principal amount of this Note may become or be declared to be due and payable by the Indenture Trustee before maturity in the circumstances set out in Section 6.1 of the Indenture.

This Note is transferable only in accordance with the provisions of the Indenture and subject to the following sentence. No transfer of this Note shall be valid unless made on the Register kept by and at the principal office of the Registrar in Calgary, Alberta, by the Holder hereof or its attorney duly appointed by instrument in writing in form and execution satisfactory to the Registrar upon compliance with such reasonable requirements as the Registrar may prescribe.

The Indenture contains provisions making binding upon all Holders of the Debt Securities of this Series, or upon the Holders of all Series outstanding under the Indenture, certain Holder Actions taken by the Holders of a specified majority of the Debt Securities of this Series, or of all Series, as the case may be, then outstanding.

This Note shall not become obligatory for any purpose until certified by the Indenture Trustee.

IN WITNESS OF WHICH the undersigned has caused this 3.30% Senior Note due 2029 to be signed by its duly authorized officer on December 9, 2019.\

SHAW COMMUNICATIONS INC.

By:
Name:
Title:

INDENTURE TRUSTEE’S CERTIFICATE

This 3.30% Senior Note due 2029 is one of the 3.30% Senior Notes due 2029 referred to in the Indenture.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signing Officer

(Form of Registration Panel)

(No writing hereon except by the Indenture Trustee)

Date of Registration	In Whose Name Registered	Authorized Signature of Indenture Trustee